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PHILIP T. HINKLE philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

June 20, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Williamson

Re:	Eagle Point Income Company Inc.

Registration Statement on Form N-2

File Numbers: 333-231921; 811-23384

Ladies and Gentlemen:

On behalf of Eagle Point Income Company Inc., a Delaware corporation (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a telephonic conversation on June 14, 2019 between Jay Williamson of the Staff and Thomas J. Friedmann, Philip T. Hinkle and Cynthia C. Bien of Dechert LLP, relating to the Fund’s registration statement on Form N-2 filed with the Commission on June 3, 2019 (the “Registration Statement”). Mr. Williamson also provided accounting comments from Chad Eskildsen of the Staff in the telephonic conversation on June 14, 2019.

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable response. The Fund has filed Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”), which reflects the responses below. In addition, attached as Exhibit A is a marked copy of the modified pages of the Registration Statement reflecting the disclosure changes discussed below which have been incorporated in Pre-Effective Amendment No. 1.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Jay Williamson June 20, 2019 Page 2

Accounting Comments

1.	In the “Fees and Expenses” table on page 17, please confirm the “Offering expenses” line item under Stockholder Transaction Expenses only includes offering expenses and not organizational expenses.

Response:

Confirmed. The disclosure in the Registration Statement will be revised accordingly.

2.	The Fund does not appear to be a continuously offered closed-end fund, therefore offering expenses would be charged to paid-in capital upon sale of the shares. Please confirm that the organization and offering expenses line item in the “Statement of Operations” on page F-13 only consists of organizational expenses and please adjust the line item description going forward to only include organizational expenses.

Response:

The Fund follows applicable investment company guidance related to the accounting of organizational and offering expenses. Organizational costs are expensed, as incurred, through income in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 720-15-25. Upon the sale of shares of common stock, permissible offering costs will be charged to paid-in capital in accordance with FASB ASC 946-20-25.

As of December 31, 2018, the Fund incurred organizational and offering expenses relating to the Fund’s intended initial public offering in October 2018. These costs were paid on behalf of the Fund by Eagle Point Income Management LLC (the “Adviser”) and its affiliates. Because the Fund did not complete its intended initial public offering as of December 31, 2018 and no shares of common stock were sold and issued by the Fund in connection therewith, the organization and offering expense line item reflected in the Fund’s Statement of Operations for the period from October 16, 2018 to December 31, 2018 in the aggregate amount of $450,364 included both organizational and offering expenses incurred by the Fund during that period.

On a prospective basis, the Fund acknowledges the Staff’s comment and will adjust the organization and offering expenses line item description to only include organizational expenses when appropriate. Similarly, on a prospective basis and as noted above, the Fund will charge offering expenses relating to the actual sale of shares of common stock to paid-in capital in accordance with FASB ASC 946-20-25.

Jay Williamson June 20, 2019 Page 3

3.	Under “Related Party Transactions” in note 4 to the financial statements dated December 31, 2018 on page F-25, the Fund’s disclosure in the second paragraph states the Fund is expected to reimburse the Adviser for a portion of the expenses paid by the Adviser and its affiliates prior to any initial public offering. Please provide the Staff with more detail on the types and amounts of such expenses that will be reimbursed and any terms and limitations on such reimbursements.

Future financial statements of the Fund should also include a more detailed description of such potential reimbursement obligations to ensure that shareholders have an understanding of the Fund’s potential obligations to the Adviser and its affiliates.

Response:

The Fund will reimburse the Adviser and its affiliates $750,000 out of a total of approximately $1.0 million in estimated offering expenses that the Adviser and/or its affiliates have paid or will pay on behalf of the Fund, which expenses are payable by the Fund pursuant to the Investment Advisory Agreement dated October 5, 2018 by and between the Adviser and the Fund (the “Advisory Agreement”).1 These expenses have been and will be incurred by the Fund in connection with its intended initial public offering in October 2018, the May 2019 private placement of shares of common stock (see Comment #5), and the initial public offering to which the Registration Statement relates.

For purposes of completeness, we note that, as described in the Registration Statement, the Adviser and the Administrator each voluntarily waived their respective compensation/reimbursement under each of the Advisory Agreement and the Administration Agreement dated October 5, 2018 by and between the Fund and the Administrator (the “Administration Agreement”), respectively, through and until May 31, 2019. The aggregate estimated amount of these waivers was approximately $736,000. In addition, the Adviser and its affiliates also paid certain operating expenses on behalf of the Fund during the period from October 16, 2018 through May 31, 2019. None of the Adviser nor its affiliates will be reimbursed any amounts relating to the foregoing voluntary waivers or payments.

Prospectively, the Fund confirms that future financial statements will include a more detailed description of potential reimbursement obligations (if any) to ensure that shareholders have an understanding of the Fund’s potential obligations to the Adviser and its affiliates.

[1]	The Advisory Agreement and the Administration Agreement (as defined below) provide that the Fund shall bear the costs and expenses relating to the Fund’s organizational and offering costs incurred prior to the completion of its initial public offering, up to a maximum of $750,000. Given that the offering expenses have exceeded $750,000, the Fund will not reimburse the Adviser for any organizational costs.

Jay Williamson June 20, 2019 Page 4

General Comments

4.	Prior to effectiveness, please have a FINRA representative contact us to confirm it has no objection to the underwriters’ compensation and underwriting terms.

Response:

The Fund confirms that it will have a FINRA representative contact the Staff to confirm it has no objection to the underwriters’ compensation and underwriting terms prior to effectiveness.

5.	On page 12, the Staff notes the Fund’s disclosure regarding the issuance of common stock pursuant to a private placement offering with net proceeds of approximately $17.8 million in May 2019. Please disclose the offering price per share associated with the transaction and tell us how the offering price was determined and what relationship, if any, the offering price had to the net asset value per share at that time. The Staff also notes that there are references to certain amounts contributed to the Fund by affiliates of the Adviser. Please explain to us what those payments were for. Please also tell us the approximate percentage of the Fund’s shares that the Adviser and/or its affiliates will own immediately after the offering assuming the sale of all shares in the offering.

To the extent relevant, please address Section 12(d)(1)(A) under the Investment Company Act of 1940, as amended (the “1940 Act”), as it relates to all pre-existing investors.

Response:

The disclosure in the Registration Statement will be revised in response to this comment.

As noted in the revised disclosure, shares of common stock were issued at an average net price per share of $20.11 (which amount represented net asset value per share). Of such amount, $19.10 per share (or 95% of net asset value) was paid by investors and $1.01 per share (or 5% of net asset value) was contributed by affiliates of the Adviser. As such, the amount contributed to the Fund by affiliates of the Adviser represents the difference between the offering price per share of common stock to investors and the net asset value per share of common stock. The amount contributed to the Fund by affiliates of the Adviser will not be reimbursed by the Fund in future periods. Neither the Adviser nor its affiliates were issued any shares of common stock in the Fund in connection with such contribution. Pro forma for the completion of the Fund’s initial public offering, and assuming the sale of all shares in the offering, the Adviser, its affiliates and its personnel (excluding for this purposes shares held by Cavello Bay Reinsurance Limited (“Cavello Bay”)) will own approximately 1.01% of the Fund’s outstanding common stock. On a pro forma basis, Cavello Bay will own approximately 69.70% of the Fund’s outstanding common stock.

Jay Williamson June 20, 2019 Page 5

Apart from the Adviser and Cavello Bay (each of which is not an investment company), the only other existing investors in the Fund at this time are those that acquired shares of common stock in the May 2019 private placement. The Fund confirms that the private placement did not raise concerns under Section 12(d)(1)(A) of the 1940 Act.

6.	Beginning on page 20 under the section “Risk Factors,” please consider reordering the risk factor disclosures to disclose the most relevant risk factors first. Please also consider truncating or removing the less relevant risk factor disclosures.

Response:

The disclosure in the Registration Statement will be revised in response to this comment.

7.	On page 38, the Staff notes the Fund’s disclosure that, “[t]o the extent that any replacement rate utilized for senior secured loans differs from that utilized for a CLO that holds those loans, the CLO would experience an interest rate mismatch between its assets and liabilities, which could have an adverse impact on our net investment income and portfolio returns.” Prior disclosure concerning the CLO waterfalls and covenants, as well as the role that CLO spreads generally have on valuations, suggest that such a mismatch could have a potential material impact on the Fund. Please consider the need for enhanced or separate disclosure on this point.

Separately, please advise the Staff of what types of contractual terms contemplating the use of a replacement rate are typically being included in the terms of loans in which CLOs invest. Please discuss how a transition to a replacement reference rate generally would be implemented.

To the extent that the consent of one or more parties to the use of a particular replacement rate is necessary, please ensure the Fund’s disclosure addresses any consent issues if material.

Response:

The disclosure in the Registration Statement will be revised in response to this comment.

For the Staff’s background purposes only, below is a brief summary of our current understanding of LIBOR transition-related developments in the CLO and leveraged loan markets.

Since transition from LIBOR was announced in 2017, the LIBOR-based lending and securitization markets have sought a transition solution collectively. The Loan Syndications and Trading

Jay Williamson June 20, 2019 Page 6

Association and the Alternative Reference Rates Committee (“ARRC”) of the Federal Reserve Board and the New York Federal Reserve periodically provide the CLO and the leveraged loan markets in which CLOs invest with instructive updates on contractual terms that will allow for an orderly transition before LIBOR reporting is phased out in 2021. These suggested terms include “opt-in” provisions or formulaic rate selection waterfalls whereby CLO collateral managers (in CLOs) or loan agents (for leveraged loans) may choose a verifiable market standard replacement rate without the consent of any noteholders or lenders (such provisions “non-consent provisions”). If the CLO collateral manager or loan agent determines that a market standard replacement rate is unavailable, consents from representatives of the debt classes and equity classes, as applicable, may be required in order to implement a non-market standard replacement rate. To address the transition from LIBOR, we currently expect CLO collateral managers to use the non-consent provisions in their outstanding managed CLOs to implement a market standard replacement rate upon the earlier of (i) a disruption in the availability or reliability of LIBOR and (ii) the transition of the underlying leverage loans in the CLO portfolios to a non-LIBOR market reference rate. We believe that CLO market participants expect that these types of approaches (and other suggestions from the ARRC) will minimize the potential for mismatches between CLO debt obligations and the senior secured loans underlying those CLOs.

Recently, the ARRC published form language for LIBOR-based securitizations that is publicly available online.

8.	With respect to the fees and expenses incurred prior to the Fund’s initial public offering, please explain the reason the Fund believes it is appropriate for the Adviser and its affiliates to recoup these fees from the Fund after the offering.

Response:

As noted in response to Comment #3, the Advisory Agreement and the Administration Agreement each provide that the Fund will bear all of its organizational costs and offering costs incurred prior to the completion of its initial public offering up to a maximum of $750,000. The total amount of offering expenses alone (excluding organizational costs) incurred to date (and additionally estimated to be incurred in connection with the Fund’s initial public offering) is approximately $1.0 million, which amount has been or will be paid by the Adviser and/or its affiliates. Given the contractual obligation of the Fund to bear up to $750,000 in such costs and expenses, the Fund believes it is appropriate to reimburse the Adviser and its affiliates for such amount upon the completion of its initial public offering.

Jay Williamson June 20, 2019 Page 7

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3460 or by email at philip.hinkle@dechert.com or Thomas J. Friedmann by telephone at 617.728.7120 or by email at thomas.friedmann@dechert.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle

cc:	Thomas P. Majewski, Chief Executive Officer, Eagle Point Income Company Inc.

Nauman S. Malik, General Counsel, Eagle Point Income Management LLC

Thomas J. Friedmann, Dechert LLP

Exhibit A